RBC Capital Markets®	Filed Pursuant to Rule 433 Registration Statement No. 333-203433

The information in this preliminary terms supplement is not complete and may be changed.

Preliminary Terms Supplement
Subject to Completion:
Dated July 6, 2015

Pricing Supplement Dated July __, 2015 to the
Product Prospectus Supplement ERN-ETF-1 Dated May 15, 2015,
Prospectus Supplement Dated April 30, 2015, and
Prospectus Dated April 30, 2015
$ __________ Autocallable Barrier Notes Linked to the SPDR® S&P MidCap 400® ETF Trust, Due July 25, 2018 Royal Bank of Canada

Royal Bank of Canada is offering the Autocallable Barrier Notes (the “Notes”) linked to the performance of the SPDR® S&P MidCap 400® ETF Trust (the “Reference Asset”).

The CUSIP number for the Notes is 78012KFN2. The Notes do not pay interest. The Notes will be automatically called if the closing share price of the Reference Asset on January 20, 2017 (the “Observation Date”) is greater than or equal to [110% to 112%] of the Initial Level (to be determined on the Pricing Date). If the Notes are automatically called, you will receive a positive return on the Notes equal to that percentage.

If your Notes are not called and the Percentage Change of the Reference Asset is less than -25%, you will receive an amount at maturity that is proportionate to the decrease in the level of the Reference Asset as compared to the Initial Level, and you may lose up to 100% of your initial investment. If the Notes are not called and the Percentage Change is positive, you will receive a positive return on the Notes equal to the Percentage Change.

Issue Date: July 23, 2015

Maturity Date: July 25, 2018

The Notes will not be listed on any securities exchange.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-1 of the prospectus supplement dated April 30, 2015, “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the product prospectus supplement dated May 15, 2015, and “Selected Risk Considerations” beginning on page P-6 of this terms supplement.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this terms supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note		Total
Price to public(1)	100.00%	$
Underwriting discounts and commissions(1)	2.50%	$
Proceeds to Royal Bank of Canada	97.50%	$

(1) The price to public for the Notes sold to certain advisory accounts will be 97.75%. RBC Capital Markets, LLC will not receive an agent’s commission in connection with these sales.

The initial estimated value of the Notes as of the date of this terms supplement is $948.80 per $1,000 in principal amount, which is less than the price to public. The final pricing supplement relating to the Notes will set forth our estimate of the initial value of the Notes as of the Pricing Date, which will not be less than $928.80 per $1,000 in principal amount.  The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount.  We describe our determination of the initial estimated value in more detail below.

If the Notes priced on the date of this terms supplement, RBC Capital Markets, LLC, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, would receive a commission of approximately $25.00 per $1,000 in principal amount of the Notes and would use a portion of that commission to allow selling concessions to other dealers of up to approximately $25.00 per $1,000 in principal amount of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page P-15 below.

We may use this terms supplement in the initial sale of the Notes.  In addition, RBCCM or another of our affiliates may use this terms supplement in a market-making transaction in the Notes after their initial sale.  Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this terms supplement is being used in a market-making transaction.

RBC Capital Markets, LLC

Autocallable Barrier Notes Linked to the SPDR® S&P MidCap 400® ETF Trust, Due July 25, 2018

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this terms supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Global Medium-Term Notes, Series G

Underwriter:	RBC Capital Markets, LLC (“RBCCM”)

Reference Asset:	SPDR® S&P MidCap 400® ETF Trust

Bloomberg Ticker:	MDY

Currency:	U.S. Dollars

Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof

Pricing Date:	July 20, 2015

Issue Date:	July 23, 2015

Valuation Date:	July 20, 2018

Observation Date:
January 20, 2017. The Observation Date is subject to postponement if a market disruption event occurs, as described in “Additional Terms of the Notes—Market Disruption Events on the Observation Date” below.

Automatic Call:
The Notes will be automatically called on the Observation Date if the closing price of the Reference Asset on that day is greater than or equal to [110% to 112%] (the “Call Level”) of the Initial Level (the actual Call Level will be determined on the Pricing Date). If the Notes are automatically called, you will receive a positive return on the Notes equal to that percentage (the “Call Premium”). For example, if the Call Level is 111%, investors will receive $1,110 for each $1,000 in principal amount if the Notes are automatically called.

If the Notes are automatically called, we will pay the amount due on the third business day after the Observation Date.

If the closing price of the Reference Asset on the Observation Date is less than the Call Level, then the Notes will not be called.

Payment at Maturity (if not called and held to maturity):
If, on the Valuation Date, the Percentage Change is positive, then the investor will receive an amount per $1,000 principal amount per note equal to:

Principal Amount + (Principal Amount x Percentage Change)

If, on the Valuation Date, the Percentage Change is less than or equal to 0%, but not by more than 25% (that is, the Percentage Change is between 0% and -25%), then the investor will receive the principal amount only.

If, on the Valuation Date, the Final Level is less than the Barrier Level (that is, the Percentage Change is between -25.01% and -100%), then the investor will receive a cash payment equal to:

Principal Amount + (Principal Amount x Percentage Change)

In this case, you will lose all or a portion of the principal amount of the Notes.

RBC Capital Markets, LLC

Autocallable Barrier Notes Linked to the SPDR® S&P MidCap 400® ETF Trust, Due July 25, 2018

Percentage Change:	The Percentage Change, expressed as a percentage, is calculated using the following formula: Final Level - Initial Level Initial Level

Initial Level:	The closing share price of the Reference Asset on the Pricing Date.

Final Level:	The closing share price of the Reference Asset on the Valuation Date.

Barrier Level:	75% of the Initial Level

Maturity Date:	July 25, 2018, subject to extension for market and other disruptions, as described in the product prospectus supplement dated May 15, 2015.

Term:	Approximately three years.

Principal at Risk:	The Notes are NOT principal protected. You may lose all or a substantial portion of your principal amount at maturity if the Final Level is more than 25% less than the Initial Level.

Calculation Agent:	RBCCM

U.S. Tax Treatment:
By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated May 15, 2015 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the Notes.

Secondary Market:
RBCCM (or one of its affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Issue Date.  The amount that you may receive upon sale of your Notes prior to maturity may be less than the principal amount of your Notes.

Listing:	The Notes will not be listed on any securities exchange.

Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated April 30, 2015).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on pages P-2 and P-3 of this terms supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement dated May 15, 2015, as modified by this terms supplement.

RBC Capital Markets, LLC

Autocallable Barrier Notes Linked to the SPDR® S&P MidCap 400® ETF Trust, Due July 25, 2018

ADDITIONAL TERMS OF YOUR NOTES

You should read this terms supplement together with the prospectus dated April 30, 2015, as supplemented by the prospectus supplement dated April 30, 2015 and the product prospectus supplement dated May 15, 2015, relating to our Senior Global Medium-Term Notes, Series G, of which these Notes are a part. Capitalized terms used but not defined in this terms supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this terms supplement will control.  The Notes vary from the terms described in the product prospectus supplement in several important ways.  You should read this terms supplement carefully.

This terms supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated April 30, 2015 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated May 15, 2015, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated April 30, 2015:
http://www.sec.gov/Archives/edgar/data/1000275/000121465915003442/l429151424b3.htm

Prospectus Supplement dated April 30, 2015:
http://www.sec.gov/Archives/edgar/data/1000275/000121465915003446/n429152424b3.htm

Product Prospectus Supplement ERN-ETF-1 dated May 15, 2015:
http://www.sec.gov/Archives/edgar/data/1000275/000121465915004004/m53151424b2.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this terms supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this terms supplement relates.  Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-866-609-6009.

RBC Capital Markets, LLC

Autocallable Barrier Notes Linked to the SPDR® S&P MidCap 400® ETF Trust, Due July 25, 2018

HYPOTHETICAL RETURNS AT MATURITY

The examples set out below as to the payment at maturity are included for illustration purposes only. The hypothetical Final Level used to illustrate the calculation of the payment on the Notes at maturity is not an estimate or forecast of the Initial Level, the Final Level, or the share price of the Reference Asset on any trading day prior to the Maturity Date. All examples assume that a holder purchased Notes with an aggregate principal amount of $1,000, a hypothetical Initial Level of $100.00, a hypothetical Barrier Level of $75 (75% of the Initial Level), and that no market disruption event occurs on the Valuation Date.

If the Notes are automatically called, you will receive the payment described above, and the determination of the payment at maturity will not be relevant.

Example 1—	Calculation of the Payment at Maturity where the Percentage Change is positive.

	Percentage Change:	5%

	Payment at Maturity:	$1,000 + ($1,000 x 5%) = $1,000 + $50.00 = $1,050.00

On a $1,000 investment, a 5% Percentage Change results in a Payment at Maturity of $1,050.00, a 5.00% return on the Notes. In this example, the payment at maturity would be less than it would have been if the Notes were automatically called.

Example 2—	Calculation of the Payment at Maturity where the Percentage Change is negative, but the Final Level is not less than the Barrier Level.

	Percentage Change:	-10%

	Payment at Maturity:	$1,000

	On a $1,000 investment, a -10% Percentage Change results in a Payment at Maturity of $1,000.00, a 0% return on the Notes.

Example 3—	Calculation of the Payment at Maturity where the Percentage Change is negative and the Final Level is less than the Barrier Level.

	Percentage Change:	-45%

	Payment at Maturity:	$1,000 + ($1,000 x -45%) = $1,000 -$450.00 = $550.00

	On a $1,000 investment, a -45% Percentage Change results in a Payment at Maturity of $550.00, a -45% return on the Notes.

RBC Capital Markets, LLC

Autocallable Barrier Notes Linked to the SPDR® S&P MidCap 400® ETF Trust, Due July 25, 2018

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Reference Asset.  These risks are explained in more detail in the section “Additional Risk Factors Specific to the Notes,” beginning on page PS-5 of the product prospectus supplement.  In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:

•
Principal at Risk – Investors in the Notes could lose all or a substantial portion of their principal amount if there is a decline in the share price of the Reference Asset of more than 25%. If the Final Level is less than the Initial Level by more than 25%, you will lose 1% of the principal amount of your Notes for each 1% that the Final Level is less than the Initial Level.

•
The Notes Do Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity – There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity.  The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments.  Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of Royal Bank.

•
If the Notes Are Automatically Called, Your Return is Limited to the Call Premium – If automatically called, the Notes will provide less opportunity to participate in the appreciation of the Reference Asset than an investment in a security linked to the Reference Asset providing full participation in the appreciation, because the return will equal, and will not exceed, the Call Premium.  Accordingly, your return on the Notes may be less than your return would be if you made an investment in the Reference Asset or in a security directly linked to the positive performance of the Reference Asset.

•
Reinvestment Risk – If your Notes are automatically called on the Observation Date, the term of the Notes may be as short as approximately 18 months. You may be unable to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk if the Notes are called prior to the Maturity Date

•
Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes – The Notes are Royal Bank’s senior unsecured debt securities.  As a result, your receipt of the amount due at maturity or upon an automatic call will be dependent upon Royal Bank’s ability to repay its obligations at that time.  This will be the case even if the share price of the Reference Asset increases after the Pricing Date.  No assurance can be given as to what our financial condition will be at any time during the term of the Notes.

•
There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses – There may be little or no secondary market for the Notes.  The Notes will not be listed on any securities exchange.  RBCCM and other affiliates of Royal Bank may make a market for the Notes; however, they are not required to do so.  RBCCM or any other affiliate of Royal Bank may stop any market-making activities at any time.  Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.  We expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.

•
You Will Not Have Any Rights to the Securities Included in the Reference Asset – As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities included in the Reference Asset would have. The price of the Reference Asset on the Observation Date and on the valuation date will not reflect any dividends paid on the securities included in the Reference Asset. Accordingly, any return that you receive at maturity could be less than the return that you would have received if you had actually invested in the Reference Asset.

RBC Capital Markets, LLC

Autocallable Barrier Notes Linked to the SPDR® S&P MidCap 400® ETF Trust, Due July 25, 2018

•
The Initial Estimated Value of the Notes Will Be Less than the Price to the Public – The initial estimated value set forth on the cover page and that will be set forth in the final pricing supplement for the Notes does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time.  If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value.  This is due to, among other things, changes in the share price of the Reference Asset, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the estimated costs relating to our hedging of the Notes.  These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount and the hedging costs relating to the Notes. In addition to bid-ask spreads, the value of the Notes determined for any secondary market price is expected to be based on the secondary rate rather than the internal funding rate used to price the Notes and determine the initial estimated value.  As a result, the secondary price will be less than if the internal funding rate was used.  The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•
The Initial Estimated Value of the Notes on the Cover Page and that We Will Provide in the Final Pricing Supplement Are Estimates Only, Calculated as of the Time the Terms of the Notes Are Set –The initial estimated value of the Notes will be based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes.  See “Structuring the Notes” below.  Our estimates are based on a variety of assumptions, including our credit spreads, expectations as to dividends, interest rates and volatility, and the expected term of the Notes.  These assumptions are based on certain forecasts about future events, which may prove to be incorrect.  Other entities may value the Notes or similar securities at a price that is significantly different than we do.

The value of the Notes at any time after the Pricing Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy.  As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of the Notes.

•
Market Disruption Events and Adjustments – The payment at maturity or in connection with an automatic call are subject to adjustment as described in this terms supplement and the product prospectus supplement.  For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.

•
Adjustments to the Reference Asset Could Adversely Affect the Notes — PDR Services, LLC (“PDR”), as the sponsor of the Reference Asset, is responsible for calculating and maintaining the Reference Asset. PDR can add, delete or substitute the stocks comprising the Reference Asset. PDR may make other methodological changes that could change the share price of the Reference Asset at any time. If one or more of these events occurs, the calculation of the amount payable on the Notes may be adjusted to reflect such event or events. Consequently, any of these actions could adversely affect the amount payable on the Notes and/or their market value.

•
Changes that Affect the Underlying Index Will Affect the Market Value of the Notes and the Amount You Will Receive at Maturity — The policies of the Index Sponsor of the Underlying Index, concerning the calculation of the Underlying Index, additions, deletions or substitutions of the components of the Underlying Index and the manner in which changes affecting those components, such as stock dividends, reorganizations or mergers, may be reflected in the Underlying Index and, therefore, could affect the share price of the Reference Asset, the amount payable on the Notes at maturity, and the market value of the Notes prior to maturity. The amount payable on the Notes and their market value could also be affected if the Index Sponsor changes these policies, for example, by changing the manner in which they calculate the Underlying Index, or if the calculation or publication of the Underlying Index is discontinued or suspended.

RBC Capital Markets, LLC

Autocallable Barrier Notes Linked to the SPDR® S&P MidCap 400® ETF Trust, Due July 25, 2018

•
We Have No Affiliation with the Index Sponsor and Will Not Be Responsible for Any Actions Taken by the Index Sponsor — The Index Sponsor is not our affiliate and will not be involved in the offering of the Notes in any way. Consequently, we have no control over the actions of the Index Sponsor, including any actions of the type that would require the calculation agent to adjust the payment to you at maturity. The Index Sponsor has no obligation of any sort with respect to the Notes. Thus, the Index Sponsor has no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the Notes. None of our proceeds from the issuance of the Notes will be delivered to the Index Sponsor.

•
We and Our Affiliates Do Not Have Any Affiliation with PDR and Are Not Responsible for its Public Disclosure of Information — We and our affiliates are not affiliated with the investment adviser in any way and have no ability to control or predict its actions, including any errors in or discontinuance of disclosure regarding its methods or policies relating to the Reference Asset. PDR is not involved in the offering of the Notes in any way and has no obligation to consider your interests as an owner of the Notes in taking any actions relating to the Reference Asset that might affect the value of the Notes.  Neither we nor any of our affiliates has independently verified the adequacy or accuracy of the information about PDR or the Reference Asset contained in any public disclosure of information.  You, as an investor in the Notes, should make your own investigation into the Reference Asset.

•
The Correlation Between the Performance of the Reference Asset and the Performance of the Underlying Index May Be Imperfect — The performance of the Reference Asset is linked principally to the performance of the Underlying Index. However, because of the potential discrepancies identified in more detail in the product prospectus supplement, the return on the Reference Asset may correlate imperfectly with the return on the Underlying Index.

•
Our Business Activities May Create Conflicts of Interest — We and our affiliates expect to engage in trading activities related to the Reference Asset or securities held by the Reference Asset that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interests in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the prices of the Reference Asset, could be adverse to the interests of the holders of the Notes. We and one or more of our affiliates may, at present or in the future, engage in business with the issuers of securities held by the Reference Asset, including making loans to or providing advisory services. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between our or one or more of our affiliates’ obligations and your interests as a holder of the Notes. Moreover, we and our affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Asset. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities by us or one or more of our affiliates may affect the price of the Reference Asset, and, therefore, the market value of the Notes.

RBC Capital Markets, LLC

Autocallable Barrier Notes Linked to the SPDR® S&P MidCap 400® ETF Trust, Due July 25, 2018

ADDITIONAL TERMS OF THE NOTES

Market Disruption Events on the Observation Date

If (i) a Market Disruption Event occurs on the Observation Date or (ii) the scheduled Observation Date is determined by the calculation agent not to be a trading day (any such day in either (i) or (ii) being a “non-calculation day”), the closing price of the Reference Asset on that day will be its closing level on the first trading day following that non-calculation day on which the calculation agent determines that a Market Disruption Event is not continuing.  If a Market Disruption Event occurs or is continuing on each trading day to and including the tenth trading day following that non-calculation day, the closing price of the Reference Asset will be determined (or, if not determinable, estimated by the calculation agent in a manner which is considered commercially reasonable under the circumstances) by the calculation agent on that tenth trading day, regardless of the occurrence or continuation of a Market Disruption Event on that day.  In such an event, the calculation agent will make a good faith estimate in its sole discretion of the closing price that would have prevailed in the absence of the Market Disruption Event.

If the Observation Date is so postponed and the Notes are subject to an automatic call, the payment on the Notes will also be postponed, although not by more than ten trading days.

RBC Capital Markets, LLC

Autocallable Barrier Notes Linked to the SPDR® S&P MidCap 400® ETF Trust, Due July 25, 2018

INFORMATION REGARDING THE REFERENCE ASSET

SPDR® S&P MIDCAP 400® ETF TRUST

Information provided to or filed with the SEC by the MDY under the Securities Exchange Act of 1934 can be located by reference to its Central Index Key, or CIK, 884394, through the SEC’s website at http://www.sec.gov. Additional information about the MDY may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the SPDR website at http://www.spdrs.com. We have not independently verified the accuracy or completeness of such information. Information contained in the SPDR’s website is not incorporated by reference in, and should not be considered a part of, this terms supplement.

The MDY seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P MidCap 400® Index. To maintain the correspondence between the composition and weightings of stocks held by the MDY and component stocks of the S&P MidCap 400® Index, the MDY adjusts its holdings from time to time to conform to periodic changes in the identity and/or relative weightings of the index securities.  The MDY utilizes a “passive” or “indexing” investment approach in attempting to track the performance of the underlying index, and will invest in all of the securities which comprise the underlying index.

All disclosures contained in this terms supplement regarding the S&P MidCap 400® Index, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, S&P Dow Jones Indices, LLC. S&P Dow Jones Indices, LLC, which owns the copyright and all other rights to the S&P MidCap 400® Index, has no obligation to continue to publish, and may discontinue publication of, the S&P MidCap 400® Index.

The S&P MidCap 400® Index

The S&P MidCap 400® Index is intended to provide a benchmark for the performance of publicly traded mid-sized U.S. companies. The S&P MidCap 400® Index tracks the stock price movement of 400 companies with mid-sized market capitalizations, ranging from US$1.4 billion to US$5.9 billion. The calculation of the level of the S&P MidCap 400® Index is based on the relative value of the aggregate market value of the common stocks of 400 companies as of a particular time compared to the aggregate average market value of the common stocks of 400 similar companies on the base date of June 28, 1991.

S&P Dow Jones Indices, LLC chooses companies for inclusion in the S&P MidCap 400® Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the medium capitalization segment of the U.S. equity market. Relevant criteria employed by S&P Dow Jones Indices, LLC include U.S. company status, a market capitalization range between $210 million and $7.06 billion, financial viability, adequate liquidity, and a public float of at least 50%, sector representation, and status as an operating company. Ten main groups of companies comprise the S&P MidCap 400® Index, with the approximate percentage of the market capitalization of the S&P MidCap 400® Index included in each group as of June 30, 2015 indicated in parentheses: Financials (24.2%); Information Technology (16.7%); Industrials (15.6%); Consumer Discretionary (14.1%); Health Care (9.1%); Materials (7.3%); Energy (4.4%); Utilities (4.4%) Consumer Staples (4.2%); and Telecommunication Services (0.2%). S&P from time to time, in its sole discretion, may add companies to, or delete companies from, the S&P MidCap 400® Index to achieve the objectives stated above.

The S&P MidCap 400® Index is calculated using a base-weighted aggregate methodology. The level of the S&P MidCap 400® Index reflects the total market value of all 400 component stocks relative to the base date of June 28, 1991. An indexed number is used to represent the results of this calculation in order to make the level easier to work with and track over time.

RBC Capital Markets, LLC

Autocallable Barrier Notes Linked to the SPDR® S&P MidCap 400® ETF Trust, Due July 25, 2018

The actual total market value of the component stocks on the base date of June 28, 1991 has been set to an indexed level of 100. This is often indicated by the notation June 28, 1991=100. In practice, the daily calculation of the S&P MidCap 400® Index is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P MidCap 400® Index, it serves as a link to the original base period level of the S&P MidCap 400® Index. The index divisor keeps the S&P MidCap 400® Index comparable over time and is the manipulation point for all adjustments to the S&P MidCap 400® Index, which is index maintenance.

Computation of the S&P MidCap 400® Index

While S&P Dow Jones Indices LLC currently employs the following methodology to calculate the S&P MidCap 400® Index, no assurance can be given that S&P Dow Jones Indices LLC will not modify or change this methodology in a manner that may affect the payments on the Notes.

Historically, the market value of any component stock of the S&P MidCap 400® Index was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, S&P Dow Jones Indices LLC began shifting the S&P MidCap 400® Index halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the S&P MidCap 400® Index to full float adjustment on September 16, 2005. S&P Dow Jones Indices LLC’s criteria for selecting stocks for the S&P MidCap 400® Index did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P MidCap 400® Index.

Under float adjustment, the share counts used in calculating the S&P MidCap 400® Index reflect only those shares that are available to investors, not all of a company’s outstanding shares. Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.

In September 2012, all shareholdings representing more than 5% of a stock’s outstanding shares, other than holdings by “block owners,” were removed from the float for purposes of calculating the S&P MidCap 400® Index.  Generally, these “control holders” will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, ESOPs, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings.  However, holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float.

Treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held in a trust to allow investors in countries outside the country of domicile, such as depositary shares and Canadian exchangeable shares are normally part of the float unless those shares form a control block.  If a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class are treated as a control block.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares by the total shares outstanding.  As of September 21, 2012, available float shares are defined as the total shares outstanding less shares held by control holders.  This calculation is subject to a 5% minimum threshold for control blocks.  For example, if a company’s officers and directors hold 3% of the company’s shares, and no other control group holds 5% of the company’s shares, S&P Dow Jones Indices LLC would assign that company an IWF of 1.00, as no control group meets the 5% threshold.  However, if a company’s officers and directors hold 3% of the company’s shares and another control group holds 20% of the company’s shares, S&P Dow Jones Indices LLC would assign an IWF of 0.77, reflecting the fact that 23% of the company’s outstanding shares are considered to be held for control.  For companies with multiple classes of stock, S&P Dow Jones Indices LLC calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

RBC Capital Markets, LLC

Autocallable Barrier Notes Linked to the SPDR® S&P MidCap 400® ETF Trust, Due July 25, 2018

The S&P MidCap 400® Index is calculated using a base-weighted aggregate methodology. The level of the S&P MidCap 400® Index reflects the total market value of all 400 component stocks relative to the base date of June 28, 1991. An indexed number is used to represent the results of this calculation in order to make the level easier to use and track over time. The actual total market value of the component stocks on the base date has been set to an indexed level of 100. This is often indicated by the notation June 28, 1991 = 100. In practice, the daily calculation of the S&P MidCap 400® Index is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P MidCap 400® Index, it serves as a link to the original base period level of the S&P MidCap 400® Index. The index divisor keeps the S&P MidCap 400® Index comparable over time and is the manipulation point for all adjustments to the S&P MidCap 400® Index, which is index maintenance.

Index Maintenance

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the S&P MidCap 400® Index, and do not require index divisor adjustments.

To prevent the level of the S&P MidCap 400® Index from changing due to corporate actions, corporate actions which affect the total market value of the S&P MidCap 400® Index require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the S&P MidCap 400® Index remains constant and does not reflect the corporate actions of individual companies in the S&P MidCap 400® Index. Index divisor adjustments are made after the close of trading and after the calculation of the S&P MidCap 400® Index closing level.

Changes in a company’s shares outstanding of 5.00% or more due to mergers, acquisitions, public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5.00% or more (due to, for example, company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participation units, at the market offerings, or other recapitalizations) are made weekly and are announced on Wednesdays for implementation after the close of trading on the following Wednesday. Changes of less than 5.00% due to a company’s acquisition of another company in the S&P MidCap 400® Index are made as soon as reasonably possible. All other changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two to five days prior.

Changes in IWFs of more than five percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually when IWFs are reviewed.

RBC Capital Markets, LLC

Autocallable Barrier Notes Linked to the SPDR® S&P MidCap 400® ETF Trust, Due July 25, 2018

Historical Information

The graph below sets forth the information relating to the historical performance of the Reference Asset. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing prices of the Reference Asset. The information provided in this table is for the four calendar quarters of 2010, 2011, 2012, 2013, 2014, and the first and second calendar quarters of 2015.

RBC Capital Markets, LLC

Autocallable Barrier Notes Linked to the SPDR® S&P MidCap 400® ETF Trust, Due July 25, 2018

Period- Start Date	Period- End Date	High Intra-Day Price of the Reference Asset (in $)	Low Intra-Day Price of the Reference Asset (in $)	Period-End Closing Price of the Reference Asset (in $)

1/1/2010	3/31/2010	145.36	123.76	143.16
4/1/2010	6/29/2010	154.80	122.05	129.16
7/1/2010	9/28/2010	147.50	125.60	145.59
10/1/2010	12/31/2010	166.39	143.58	165.66

1/1/2011	3/31/2011	179.66	163.42	179.55
4/1/2011	6/29/2011	184.97	167.76	177.45
7/1/2011	9/28/2011	183.97	139.80	142.13
10/1/2011	12/31/2011	167.39	132.94	159.49

1/1/2012	3/31/2012	183.35	158.45	180.71
4/1/2012	6/29/2012	183.16	160.69	171.30
7/1/2012	9/28/2012	187.88	165.42	179.92
10/1/2012	12/31/2012	188.23	171.53	185.71

1/1/2013	3/31/2013	210.08	188.61	209.72
4/1/2013	6/28/2013	222.97	200.29	210.10
7/1/2013	9/30/2013	229.89	211.59	226.33
10/1/2013	12/31/2013	244.46	221.28	244.20

1/1/2014	3/31/2014	254.11	229.86	250.57
4/1/2014	6/30/2014	260.66	238.34	260.56
7/1/2014	9/30/2014	264.00	246.59	249.32
10/1/2014	12/31/2014	268.67	230.81	263.97

1/1/2015	3/31/2015	280.39	255.32	277.24
4/1/2015	6/30/2015	282.41	271.46	273.20

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

RBC Capital Markets, LLC

Autocallable Barrier Notes Linked to the SPDR® S&P MidCap 400® ETF Trust, Due July 25, 2018

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We expect that delivery of the Notes will be made against payment for the Notes on or about July 23, 2015, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as “T+3”).  See “Plan of Distribution” in the prospectus dated April 30, 2015. For additional information as to the relationship between us and RBCCM, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated April 30, 2015.

RBCCM may pay fees of up to $8.00 per $1,000 in principal amount of the Notes to one or more FINRA members for marketing services relating to this offering.

The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do). That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs. For a period of approximately three months after the issue date of the Notes, the value of the Notes that may be shown on your account statement is expected to be higher than RBCCM’s estimated value of the Notes at that time. This is because the estimated value of the Notes will not include the underwriting discount and our hedging costs and profits; however, the value of the Notes shown on your account statement during that period is initially expected to be a higher amount, reflecting the addition of RBCCM’s underwriting discount and our estimated costs and profits from hedging the Notes. This excess is expected to decrease over time until the end of this period.  After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.

RBC Capital Markets, LLC

Autocallable Barrier Notes Linked to the SPDR® S&P MidCap 400® ETF Trust, Due July 25, 2018

STRUCTURING THE NOTES

The Notes are our debt securities, the return on which is linked to the performance of the Reference Asset.  As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing.  In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity.  Using this relatively lower implied borrowing rate rather than the secondary market rate, is a factor that is likely to reduce the initial estimated value of the Notes at the time their terms are set. Unlike the estimated value included in this terms supplement or in the final pricing supplement, any value of the Notes determined for purposes of a secondary market transaction may be based on a different funding rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.

In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries.  The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Asset, and the tenor of the Notes.  The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.

The lower implied borrowing rate is a factor that reduces the economic terms of the Notes to you.  The initial offering price of the Notes also reflects the underwriting commission and our estimated hedging costs.  These factors result in the initial estimated value for the Notes on the Pricing Date being less than their public offering price.  See “Selected Risk Considerations—The Initial Estimated Value of the Notes Will Be Less than the Price to the Public” above.

RBC Capital Markets, LLC